November 7, 2007

By UPS Overnight Delivery and facsimile to (202) 772-9208

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

RE:	CenterState Banks of Florida, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Period Ended June 30, 2007

File No. 0-32017

Dear Mr. West:

With regard to your comment letter dated November 1, 2007 our response for each of the two comments are as follows:

Comment 1:

We note that you did not provide the pro forma financial statement disclosures required by paragraph 54, of SFAS 141 with respect to your acquisition of Valrico Bancorp, Inc. Please explain to us why such disclosures were omitted and revise future filings as necessary.

Response:

Paragraph 54, of SFAS 141 requires pro forma disclosures for the period in which a “material” business combination occurs.

Reference Regulation S-X, Article 11, Reg. 210.11-01(b): Pro forma financial statements shall be furnished when any of the following conditions exists: …(8) Consumation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. …(b) a business combination shall be considered significant if: (1) A comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in 210.1-02(w), substituting 20% for 10% each place it appears therein.

Reference Regulation S-X, Article 1, Reg. 210.1-02(w): The term “significant subsidiary” means a subsidiary, including subsidiaries, which meets any of the following conditions:

Condition 1: The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year. Response: The registrant had no investments in or advances to the acquired subsidiary prior to acquisition, as such this condition is not meet.

Condition 2: The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed year. Response: Total consolidated assets of the acquired subsidiary (Valrico) at the end of its last fiscal year end was $149,490,000 (see enclosed audited financial statement for Valrico), or 12% of the registrant’s $1,226,592,000 total consolidated assets including the Valrico subsidiary ($1,077,120,000 plus $149,490,000), as such this condition is not meet.

Condition 3: The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year. Response: The acquired subsidiary (Valrico) income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle was $2,824,000 (see enclosed audited financial statement for Valrico), or 17% of the registrant’s $16,142,000 total consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle ($13,318,000 plus $2,2824,000), as such this condition is not meet.

Comment 2:

We noted that you filed an Item 2.01 Form 8-K on April 3, 2007 to announce the acquisition of Valrico Bancorp, Inc. Please tell us how you considered the requirements of Item 9.01 of Form 8-K in determining the need to provide audited financial statements and pro forma financial information pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Response:

Item 9.01 states that for any business acquisition “required to be described” in answer to Item 2.01 of this form, financial statements of the business acquired and pro forma financial information shall be filed for the periods specified. Item 2.01 requires financial disclosure for acquisitions that involve “significant amount” of assets. Instruction 4 under Item 2.01 states that an acquisition shall be deemed to involve a “significant amount” of assets if the registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition exceed 10% of the total assets of the registrant and its consolidated subsidiaries. The book value of the net assets acquired pursuant to the Valrico acquisition was $36,213,000 or 2.8% of the registrant’s $1,271,247,000 total consolidated assets including Valrico ($1,086,818,000 plus $184,429,000). In addition, the total cost of the transaction, (i.e. purchase price plus transaction expenses) ($39,290,000) constitutes only 3% of the registrant’s total consolidated assets including Valrico ($1,271,247,000), as such this transaction does not constitute a “significant amount” of assets and therefore disclosures listed under Item 2.01 are not required. Further, Rules 3-05 and 11-01 of Regulation S-X both refer to the conditions specified in 210.1-02(w), substituting 20% for 10% each place it appears therein, when determining the need to provide audited financial statements and pro forma financial information under the requirements of Item 9.01 of Form 8-K. As detailed in our response to Comment 1, none of these conditions were met.

CenterState Banks of Florida, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You can reach us at any time at (863) 293-2600.

Sincerely,

/s/ James J. Antal
James J. Antal
Senior Vice President and Chief Financial Officer

cc:	John P. Greeley, Esquire, Smith Mackinnon, attorneys at law

Brian Hecker, CPA, Crowe Chizek & Co.

Audit Committee and Disclosure Committee members